TIGER JIUJIANG MINING, INC.

December 5, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Amended Registration Statement on Form S-1 Filed on October 26, 2011
File Number 333-166823

In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 of Regulation C promulgated thereunder, Tiger Jiujiang Mining, Inc. (the “Company”) hereby requests that the effectiveness of the above referenced registration statement be accelerated to 4:00 P.M. Eastern Standard Time on Thursday, December 8, 2011 or as soon thereafter as practicable.

Should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/ Chang Ya-Ping
Chang Ya-Ping
President

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com